(As filed December 30, 2003)
                                                               File No. 70-10168

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                   -------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                      NATIONAL FUEL GAS SUPPLY CORPORATION
                              EMPIRE STATE PIPELINE
                               UPSTATE ENERGY INC.
                                6363 Main Street
                          Williamsville, New York 14221

                          NATIONAL FUEL RESOURCES, INC.
                       165 Lawrence Bell Drive, Suite 120
                          Williamsville, New York 14221

                          SENECA RESOURCES CORPORATION
                        1201 Louisiana Street, Suite 400
                              Houston, Texas 77002

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)

                   -------------------------------------------

                               Philip C. Ackerman
          Chairman of the Board, President, and Chief Executive Officer
                            National Fuel Gas Company
                                6363 Main Street
                          Williamsville, New York 14221

                     (Name and address of agent for service)
                   -------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

          James P. Baetzhold, Esq.           Andrew F. MacDonald, Esq.
          National Fuel Gas Company          Thelen Reid & Priest LLP
          6363 Main Street                   701 Pennsylvania Avenue, N.W.
          Williamsville, New York 14221      Washington, DC 20004


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


     The Application or Declaration filed in this proceeding on September 16, 2003, as amended by Amendment No. 1, dated November 5, 2003, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         ------------------------------------

     1.1  Description of Applicants' Business.
          -----------------------------------

     National Fuel Gas Company ("National") is a public-utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its direct and indirect subsidiaries, National is engaged in all phases of the natural gas business, namely: exploration, production, purchasing, gathering, processing, transportation, storage, retail distribution, and wholesale and retail marketing. National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation ("Distribution"), a gas-utility company which distributes natural gas at retail to approximately 733,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and northwestern Pennsylvania. National's principal gas-related non-utility subsidiaries include National Fuel Gas Supply Corporation ("Supply"), Empire State Pipeline ("Empire"), Seneca Resources Corporation ("Seneca"), National Fuel Resources, Inc. ("Resources"), and Upstate Energy Inc. ("Upstate Energy").

     Supply, an interstate pipeline company, transports and stores natural gas for Distribution and for other utilities, pipelines, marketers and large industrial customers in the northeastern United States. Supply owns and operates a 2,900-mile pipeline network that extends generally from southwestern Pennsylvania to the U.S.-Canadian border at Niagara Falls. It is regulated by the Federal Energy Regulatory Commission as a natural gas company under the Natural Gas Act of 1938.


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


     Empire, an intrastate pipeline company, transports natural gas for Distribution and for other utilities, large industrial customers and power producers in New York State. Empire owns a 157-mile pipeline that extends generally from the U.S.-Canadian border at the Chippawa Channel of the Niagara River near Buffalo, N.Y., to near Syracuse, N.Y. It is regulated by the New York Public Service Commission.

     Seneca is engaged in the business of exploration and development of natural gas and oil producing reserves in California, in the Appalachian region of the United States, in Wyoming and in the Gulf Coast region of Texas and Louisiana. In addition, Seneca conducts exploration and production operations through subsidiaries in the provinces of Alberta, Saskatchewan and British Columbia in Canada.

     Resources markets natural gas to approximately 22,000 industrial, commercial and residential customers under long-term agreements, and provides other related energy services to these end-use customers. Upstate Energy engages through subsidiaries in gas marketing and related activities. Neither Resources nor Upstate Energy owns or operates facilities for the distribution of gas at retail or for the generation, transmission or distribution of electricity for sale.

     For the twelve months ended June 30, 2003, National had operating revenues of approximately $2.0 billion, of which $1.1 billion were attributable to regulated utility gas sales, $200 million to pipeline and storage operations, and $300 million to exploration and production activities. As of June 30, 2003, National and its subsidiaries had total assets of approximately $3.8 billion, including $1.3 billion in net utility (i.e., distribution) plant, $786 million in net pipeline and storage plant, and $1.1 billion in net exploration and production property, plant and equipment.


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


     1.2  Relationship to Other Authorizations.
          ------------------------------------

     By order dated December 16, 1999 in File No. 70-9525,(1) the Commission authorized National, through its non-utility subsidiaries, to acquire through December 31, 2003 the equity and debt securities of one or more companies that are engaged in or are formed to engage in certain categories of non-utility gas-related operations outside the United States ("Foreign Energy Affiliates"). Specifically, the Commission authorized National and its non-utility subsidiaries to invest up to $300 million through December 31, 2003 in the securities of such companies. The Commission also authorized Resources and Upstate Energy to engage directly in marketing and brokering and related activities in Canada. By order dated December 27, 2000 in File No. 70-9525,(2) the Commission authorized an increase in the investment limitation from $300 million to $800 million. The applicants now request that the Commission amend, restate and modify such orders as set forth herein. The Commission's order in this proceeding would have the effect of extending National's authority to acquire the securities of or other interests in Foreign Energy Affiliates through December 31, 2006.

     Empire and Upstate Energy are "gas-related companies" within the meaning of Rule 58. A description of Empire's and Upstate Energy's direct or indirect activities outside the United States (including the amounts invested in the securities of any Foreign Energy Affiliates) would be included as part of the Form U-9C-3 report filed on their behalf by National.

     1.3  Proposed Transactions.
          ---------------------

     Summary: National, through Supply, Empire, Seneca, Resources and Upstate Energy (collectively, the "Non-Utility Subsidiaries"), or through one or more


-------------------

(1)  See National Fuel Gas Company, et al., Holding Company Act Rel. No. 27114.

(2)  See National Fuel Gas Company, et al., Holding Company Act Rel. No. 27320.


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


non-utility subsidiaries newly organized by National for such purpose, or one or more newly organized or existing non-utility subsidiaries of Supply, Empire, Seneca, Resources or Upstate Energy (collectively, the "Intermediate Subsidiaries"), herein requests authority to acquire from time to time through December 31, 2006 (the "Authorization Period"), in one or more transactions, the securities of or other interests in one or more Foreign Energy Affiliates. In general, the operations of Foreign Energy Affiliates would be substantially similar to those that the Non-Utility Subsidiaries now engage in, directly, in the United States. National and the Non-Utility Subsidiaries propose to invest in the securities of or other interests in Foreign Energy Affiliates in an aggregate amount not to exceed $800 million outstanding at any one time (the "Investment Limitation"). In addition, Resources and Upstate Energy request authority to engage directly in marketing and brokering and related activities in Canada. Finally, the Non-Utility Subsidiaries, Intermediate Subsidiaries and Foreign Energy Affiliates request that they be permitted to pay dividends from time to time through the Authorization Period out of capital and unearned surplus and/or retire or reacquire any securities that have been issued to an associate company.

     The details of National's requests are set forth in the remaining paragraphs of this Section 1.3.

     Exploration & Production Activities: National, through one or more Intermediate Subsidiaries, and Seneca, directly or through one or more Intermediate Subsidiaries, propose to acquire the securities of, or other interests in, one or more Foreign Energy Affiliates that are engaged in or formed to engage in natural gas and oil exploration and production operations ("Exploration & Production Activities"). The operations of any such companies would be substantially similar to those of Seneca in Canada and the United


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


States. National, Seneca and the Intermediate Subsidiaries request that the Commission reserve jurisdiction over investments in Foreign Energy Affiliates outside Canada and Mexico.

     Marketing & Brokering Activities: Resources and Upstate Energy propose to engage directly in marketing and brokering and related activities in Canada. In additions, National, through one or more Intermediate Subsidiaries, and Resources and Upstate Energy, directly or through one or more Intermediate Subsidiaries, propose to acquire the securities of, or other interests in, one or more Foreign Energy Affiliates that are engaged in or formed to engage in brokering and marketing of natural gas and other energy commodities and incidental and related activities ("Marketing & Brokering Activities"). These incidental and related activities would include, for example, the operation of natural gas or oil storage facilities, natural gas gathering and/or processing facilities, and pipeline spurs to serve industrial customers, power generators or utilities, and the operation of meters, regulators, and other similar non-utility equipment. Incidental and related activities would also include the performance of energy management services, risk management services and the design and installation of energy saving systems. National, Resources, Upstate Energy and the Intermediate Subsidiaries request that the Commission reserve jurisdiction over investments in Foreign Energy Affiliates outside Canada and Mexico.

     It is contemplated that Marketing & Brokering Activities of Resources and Upstate Energy in Canada and Mexico would be substantially similar to the operations of Resources and Upstate Energy in the United States, allowing, however, for such limitations or restrictions as may be imposed under applicable regulatory laws of Canada or Mexico. Brokering transactions would involve acting as a middle-man, usually for a fee, in structuring transactions in energy commodities between unrelated parties. Marketing transactions may take a variety


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


of forms. For example, marketing transactions may consist of purchases from, and sales of gas and other energy commodities to, wholesale customers, end-use customers, and other marketers, where the performance of the parties in most instances would be by physical delivery of the underlying commodity. Marketing transactions may also include swaps or exchanges of energy commodities, or the sale or purchase of options, exchange traded futures contracts or other derivative products, which may or may not be settled by physical delivery. Resources and Upstate Energy may utilize, or cause subsidiaries to utilize, risk mitigation measures designed to minimize price and counterparty credit risk in all of these energy-related transactions and, in addition, certain risks associated with foreign currency fluctuations. Similar risk mitigation measures are already utilized in Resources' and Upstate Energy's domestic businesses.

     Pipeline & Storage Activities: National, through one or more Intermediate Subsidiaries, and Supply and Empire, directly or through one or more Intermediate Subsidiaries, propose to acquire the securities of, or other interests in, one or more Foreign Energy Affiliates that are engaged in or formed to engage in the construction and/or operation of pipeline and gas storage facilities ("Pipeline & Storage Activities"). The operations of any such companies would be substantially similar to those of Supply and Empire in the United States. National, Supply, Empire and the Intermediate Subsidiaries request that the Commission reserve jurisdiction over investments in Foreign Energy Affiliates outside Canada and Mexico.

     National, Supply and Empire have not, at this time, identified any foreign pipeline or storage venture in which they are prepared to invest. Supply is considering, however, an investment in a U.S.-Canadian pipeline project with TransCanada PipeLines Limited, an unaffiliated entity. This project, called the Northwinds Pipeline, would involve the construction of a 215-mile, 30-inch natural gas pipeline. The pipeline would originate in Kirkwall, Ontario, cross


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


into the United States near Buffalo, New York and follow a southerly route to its destination in the Ellisburg-Leidy area in Pennsylvania, where it would interconnect with Supply and other interstate pipeline carriers. The project is planned to help move western Canadian gas to New York and other East Coast markets, including the gas-fired electric generation market in the northeast United States.

     Payment of Dividends Out of Capital and Unearned Surplus and Reacquisition of Securities: The Non-Utility Subsidiaries, Intermediate Subsidiaries and Foreign Energy Affiliates (each, a "Subsidiary" and collectively, the "Subsidiaries") also request that they be permitted to pay dividends from time to time through the Authorization Period out of capital and unearned surplus and/or retire or reacquire any securities that have been issued to an associate company, to the extent permitted under applicable corporate law and any applicable credit or security documents. National anticipates that there would be situations in which one or more of its Subsidiaries would have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend and/or payments to reacquire its own securities would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if Seneca, indirectly through an Intermediate Subsidiary, purchases all of the stock of a Foreign Energy Affiliate, and following such acquisition, the Foreign Energy Affiliate incurs non-recourse borrowings, some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the company (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Seneca for possible distribution to National.

     Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of a Foreign Energy Affiliate, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by a Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which a Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there may be no immediate need for it.

     1.4  Source of Funds and Credit Support for Foreign Energy Activities.
          ----------------------------------------------------------------

     National intends to provide the Non-Utility Subsidiaries and Intermediate Subsidiaries with funds and credit support necessary to enable such subsidiaries to acquire the securities of or other interests in Foreign Energy Affiliates. Any investments in such subsidiaries by National would be funded by available cash and the proceeds of external financing previously approved by the Commission by order issued November 12, 2002 (Holding Company Act Rel. No. 27600) (the "Financing Order"). Borrowings to fund the activities proposed herein pursuant to the National system money pool by any of the Non-Utility Subsidiaries that are participants in the money pool would also be subject to the terms, conditions and limitations imposed under the Financing Order, as would any guarantees or other form of credit provided by National to or on behalf of the Non-Utility Subsidiaries or Intermediate Subsidiaries in connection with the proposed investments.(3) In accordance with the Financing Order, in the event there are insufficient funds available from money pool sources to satisfy the money pool borrowing requirements of all eligible money pool borrowers, Distribution will receive borrowing priority over the other borrowers.

     The applicants undertake that they will not acquire any Foreign Energy Affiliates without a reasonable expectation, at the time thereof, that such investment would be accretive to National's earnings over a reasonable period of time. In any event, the applicants would not seek recovery through higher rates to the customers of Distribution for any losses National or any other applicant might sustain, or inadequate returns they might realize, on investments in Foreign Energy Affiliates.

     In addition, Distribution will not issue any security (including the assumption of any obligation or liability as guarantor, endorser, surety or otherwise), or pledge or otherwise encumber any part of its utility assets, for the purpose of financing, or otherwise in connection with, the acquisition, ownership or operation of any Foreign Energy Affiliates. Distribution would be further insulated from any direct impact of the proposed transactions, since Distribution would not acquire or hold a direct or indirect ownership (or other) interest in any Foreign Energy Affiliates, which rather in each case would be


-------------------

(3) Empire is not currently a participant in the National system money pool. Applicants do not seek in this Application or Declaration the authority to include Empire or the Intermediate Subsidiaries in the National system money pool.


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


separated, structurally and legally, from Distribution, held solely by one or more non-utility subsidiaries of National (or directly by National itself).


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

     The fees and expenses to be incurred by applicants in connection with this Application or Declaration are estimated not to exceed $15,000.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

     3.1  General.
          -------

     Sections 6(a), 7, 9(a), 10, 12(c) and 12(f) of the Act and Rules 23, 26(c), 43, 45, 46 and 54 thereunder are or may be applicable to the proposed transactions.

     3.2  Section 10 Analysis.
          -------------------

     The indirect acquisition by National, or the direct or indirect acquisition by the Non-Utility Subsidiaries or Intermediate Subsidiaries, of the securities of or other interests in any entity engaged in or formed to engage in any of the proposed foreign energy activities constitutes the acquisition by a registered holding company of securities and of an interest in an "other business" under Sections 9(a)(1) and 10 of the Act. Under Section 10(c)(1) of the Act, the Commission shall not approve a transaction meeting the requirements of Section 10(b) if it determines that such transaction would be "detrimental to the carrying out of the provisions of section 11 . . .." Under Section 11 (b)(1), the Commission is required to limit the non-utility operations of a registered holding company to businesses that are "reasonably incidental, or economically necessary or appropriate to the operations" of a registered holding company's integrated pubic-utility system. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.(4)

     The Commission previously authorized the applicants to acquire the securities of Foreign Energy Affiliates engaged in Exploration & Production Activities in Canada, Marketing & Brokering Activities in Canada and, subject to a reservation of jurisdiction, Pipeline & Storage Activities in Canada.(5) The Commission also previously authorized Resources and Upstate Energy to engage directly in marketing and brokering and related activities in Canada.(6)

     Applicants submit that their additional proposals in this Application or Declaration to acquire the securities of or other interests in Foreign Energy Affiliates engaged in Exploration & Production Activities in Mexico, Marketing & Brokering Activities in Mexico, and Pipeline & Storage Activities in Canada and Mexico, and the proposal of Resources and Upstate Energy to engage directly in marketing and brokering and related activities in Mexico, also satisfy the requirements of Sections 10(c) and 11 (b)(1) of the Act. The Commission recently authorized an electric utility holding company to engage in such non-utility gas-related activities in the United States, Canada and Mexico, up to a specified dollar limit.(7) In addition, here, applicants' proposals are supported by Sections 2(a) and 2(b) of the Gas Related Activities Act of 1990 ("GRAA"), which provide that such non-utility gas-related activities shall be deemed, for purposes of Section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of a gas utility system.(8) In Consolidated Natural Gas, the Commission noted that the GRAA does


-------------------

(4) See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir.1971).

(5)  See National Fuel Gas Company, et al., Holding Company Act Rel. No. 27114.

(6)  Id.

(7)  See Cinergy Corp., et al., Holding Company Act Rel. No. 27717 (August 29,
     2003).

(8) See Consolidated Natural Gas Company, et al., Holding Company Act Rel. No. 26595 (October 25, 1996).

not impose any geographic limitations on where a registered gas utility holding company may engage in permitted gas-related activities.(9) Finally, there is no basis for the Commission to make any negative findings under Section 10(b) with respect to any of the proposed foreign gas-related activities.

     3.3  Rule 54 Analysis.
          ----------------

     Rule 54 provides that, in determining whether to approve any transaction by a registered holding company that is unrelated to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any EWG or FUCO on the holding company system if the requirements of Rule 53(a), (b) and (c) are met. National is currently in compliance with all requirements of Rule 53(a). Specifically, National's "aggregate investment" (as defined in Rule 53(a)(1)) in all EWGs and FUCOs is $152.1 million as of June 30, 2003, or 25.9% of National's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) as of June 30, 2003 ($587.2 million). National is in compliance with and will continue to comply with the requirements of Rule 53(a)(2), (a)(3) and (a)(4). Further, none of the conditions or circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.


ITEM 4.  REGULATORY APPROVAL.
         -------------------

     Except as stated in this Item 4, no State commission and no Federal commission, other than the Commission, has jurisdiction over any of the proposed transactions. Acquisitions undertaken in accordance with the Commission's order in this proceeding may, in some cases, be subject to pre-merger notification filings with various U.S. Federal and/or foreign authorities. In addition, the proposed transactions may, in some cases, be subject to foreign regulatory


-------------------

(9)  Id.


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


requirements. To the extent applicable, the applicants will comply with all such requirements before consummating any transaction.


ITEM 5.  PROCEDURE.
         ---------

     Applicants request that the Commission issue a notice of filing of this Application or Declaration as soon as practicable and that the Commission's order approving the transactions proposed herein be issued not later than December 31, 2003. The applicants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management ("Division") may assist in the preparation of the Commission's decision, unless the Division opposes the matters proposed herein, and request that there be no waiting period between the issuance of the Commission's order and the date on which it becomes effective.

     The applicants will submit the following information to the Commission pursuant to certificates filed pursuant to Rule 24 under the Act, on a semi-annual basis, for the six-month periods ended March 31 and September 30 of each year (such reports to be submitted within 60 days after the end of the preceding semi-annual period, commencing with the first full semi-annual period following the issuance of the Commission's order herein): (i) a brief narrative with respect to any transactions entered into or consummated during the preceding semi-annual period in which any applicant acquired or agreed to acquire any Foreign Energy Affiliate; and (ii) the amount of the aggregate investment in Foreign Energy Affiliates as of the end of such preceding semi-annual period.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

     The following exhibits and financial statements are made a part of this Application or Declaration:


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


     (a)  Exhibits

          F    Opinion of counsel.

          G    Proposed form of Federal Register Notice.  (Previously filed.)

     (b)  Financial Statements

          FS-1 Consolidated Balance Sheets of National and subsidiaries as of June 30, 2003. (Incorporated by reference to Quarterly Report on Form 10-Q of National for the period ended June 30 2003.) (File No. 1-3880.)

          FS-2 Consolidated Statements of Income and Retained Earnings of
               National and subsidiaries for the period ending June 30, 2003. (Incorporated by reference to Quarterly Report on Form 10-Q of National for the period ended June 30, 2003.) (File No. 1-3880.)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     The proposed transactions outlined herein involve no major action which will significantly adversely affect the quality of the U.S. environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the matters contemplated in this Application or Declaration.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application or Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                          NATIONAL FUEL GAS COMPANY


                                          By: /s/ P. C. Ackerman
                                              ------------------
                                          Title:  Chairman of the Board,
                                                  President, and Chief Executive
                                                  Officer



                                           NATIONAL FUEL GAS SUPPLY CORPORATION


                                          By: /s/ D. J. Seeley
                                              ----------------
                                          Title:  President



                                          EMPIRE STATE PIPELINE


                                          By: /s/ D. J. Seeley
                                              ----------------
                                          Title:  President



                                          SENECA RESOURCES CORPORATION


                                          By: /s/ J. A. Beck
                                              --------------
                                          Title:  President



                                          NATIONAL FUEL RESOURCES, INC.


                                          By: /s/ D. L. DeCarolis
                                              -------------------
                                          Title:  Vice President and Secretary



                                          UPSTATE ENERGY INC.


                                          By: /s/ B. H. Hale
                                              --------------
                                          Title:  President



Date: December 30, 2003



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